NYPPEX, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51849

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NYPPEX, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 N. Washington, Suite 200
(No. and Street)

Lansing	MI	48933
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Calamunci	732-241-4686	rcalamunci@cfopartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company Certified Public Accountants, Chartered
(Name – if individual, state last, first, and middle name)

505 N. Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

1/5/15	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Robert Calamunci, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NYPPEX LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Finncial Officer

[signature] Vyone Showers - 5/4/2022
Notary Public

VYONE SHOWERS
Notary Public - State of South Carolina
My Commission Expires September 29, 2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NYPPEX, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of NYPPEX, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NYPPEX, LLC as of December 31, 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of NYPPEX, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of NYPPEX, LLC's management. Our responsibility is to express an opinion on NYPPEX, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NYPPEX, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is currently stable and in full operation. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations as a result of lawsuits that the company is vigorously defending, this situation raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have served as NYPPEX, LLC's auditor since 2021.

Olathe, Kansas
May 4, 2022

NYPPEX, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	25,556
Accounts receivable		5,664
Receivable from broker		11,565
Other assets		5,446
TOTAL ASSETS	$	48,231

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	3,951
Due to related parties		14,681
TOTAL LIABILITIES		18,632
MEMBER'S EQUITY		29,599
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	48,231

The accompanying notes are an integral part of these financial statements.

NYPPEX, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

---

1. Organization and Nature of Business

NYPPEX, LLC (the "Company") was organized in Delaware and is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer. The Company is a wholly owned subsidiary of NYPPEX Holdings, LLC ("Holdings").

The Company's core business is to provide secondary market liquidity solutions, data and related services to qualified investors in private funds (i.e., buyout, venture, real estate) and private companies. Its customers include private funds, private companies, institutional investors, financial services firms and high net worth private clients.

In connection with its private transactions, in general, the Company utilizes escrow accounts at commercial banks to facilitate settlement. The Company does not hold customer funds or securities when serving as agent for private securities transactions.

The Company does not make available its private market services to the retail public, nor does it transact public securities such as listed stocks. As a result, the Company meets the requirements for exemptions to not require registration as a broker dealer in certain states in the United States and offshore jurisdictions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates and may be affected by certain events such the outcome of current or future litigation or regulatory matters. Thus, despite the loss in revenues as a result of the legal issues referenced in Footnote 8, and the potential going concern issue that is tied to the pending litigation, the financial statements presentation is appropriate.

Purchases and sales of securities are recorded on a trade date basis. Commissions are also recorded on a trade date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

Accounting Basis and Use of Estimates:

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount

that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market:

Summary of Significant Accounting Policies – Investments (cont.)

participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 – Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Managing Member uses judgment in determining fair value of assets and liabilities, and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes fee income as earned. Fee income is earned at the time the related services are provided and when the right to receive payment is assured. Private securities revenues are earned when performance obligations have been met and the Company has fulfilled the terms of the agreement.

Leases

The Company is party to an agreement pursuant to which it has the use of office space in Lansing, MI and its parent is party to an agreement pursuant to which it occupies office space in Hartford, CT . The Company has an expense sharing arrangement with Holdings, its parent, whereby the parent allocates a percentage of the overall rent expense to the Company monthly based upon occupancy. The Company does not possess control over the terms of the parent's office agreement. Management has evaluated the terms of both office agreements in the context of FASB standard 842 regarding leases, noting that both agreements have cancellation provisions pursuant to which they may be terminated within one year, and concluded that it does not have an obligation to record a right to use asset or an offsetting lease obligation for either office agreement.

Summary of Significant Accounting Policies – (cont.)

3. Cash and Cash Equivalents

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Deposits with a single brokerage institution are insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. At times, cash balances may exceed insured limits. The Company has not experienced any losses in such accounts. Cash Equivalents includes investments in money market funds as of December 31, 2021.

4. Accounts Receivable

The accounts receivable balance at December 31, 2021 was $5,664. This consists mainly of fees receivable from buyers and sellers of limited partnership interests in private funds. The collectability of receivable balances is regularly evaluated based on a combination of factors such as customer creditworthiness, past transaction history with the counterparty, and current economic industry trends. If it is determined that a counterparty will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material events impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. Provisions for doubtful accounts are charged to operations at the time management determines that the accounts may become uncollectible. The Company has determined that no reserve was necessary at December 31, 2021, as it believes that all accounts receivable will be collected.

5. Provision for Income Taxes

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on its tax return.

Uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2017 – 2020. For the year ended December 31, 2021, management has determined that there are no material uncertain income tax positions.

6. Related Party Transactions

The Company has an affiliate service agreement with Holdings and affiliates (the “ASA”), whereby expenses are shared based upon an allocation methodology as prescribed in the agreement. Under the ASA, Holdings provides office space, furniture, communication equipment, and other administrative services to the Company. Fees related to this agreement are reassessed by Holdings on a quarterly basis. The Company also has a service level agreement (the "SLA") with Holdings due to an integration of human resources and payroll entirely to Holdings. The Company contracted human resources and payroll support under the SLA beginning January 1, 2013. The collective expenses incurred by the Company as per the ASA and the SLA amounted to $310,230 during 2021. These expenses are

Related Party Transactions – (con't)

routinely paid to Holdings throughout the year with any outstanding balance being reported as a payable due to related parties on the statement of financial condition. As of December 31, 2021, the Company had an outstanding balance due to Holdings in the amount of $14,681, which is reported on the statement of financial condition in due to related parties. The Company has no additional obligation, either direct or indirect, to compensate Holdings for these expenses.

In the normal course of business, the Company has executed transactions as agent for an affiliate, ACP Investment Group, LLC and its sponsored funds (together as "ACP"). ACP is affiliated with the Company through common management. ACP provides advisory and other related services to the Company. Contractual arrangements have been entered into which involve payment for the services each provides. In addition, the Company serves as placement agent to certain other affiliated entities for which it receives standard compensation. Private placement fees of $0 were received from ACP in 2021.

The Company believes one of its competitive strengths is its integrated business model with affiliates. As with affiliates in general, there are various potential conflicts of interest including but not limited to those among the Company, Holdings and ACP. To mitigate such potential conflicts, the Company follows its Written Supervisory Procedures and Code of Conduct.

7. Employee Benefit Plans

The Company's retirement plan is a defined contribution plan under Section 401(k) of the Internal Revenue Service ("IRS") Code covering all qualified employees. Holdings is the administrator of the plan and officers of the Company and Holdings serve as trustees of the plan. Contributions to the plan by employees are determined based on an elected percentage of annual compensation, subject to annual limits prescribed by the Code. In prior years, the Company had elected to make contributions up to 3% of employee compensation (subject to a maximum contribution of $7,950 per employee); however, the Company elected to make no contributions during 2021. The retirement plan also features a discretionary profit-sharing plan, to which no contributions were made during the year ended December 31, 2021.

8. Legal and Regulatory Matters

In the normal course of business, the Company can be named, from time to time, as a defendant in various legal actions, including arbitrations, regulatory and other litigation (together "Actions"), arising in connection with its activities as a global financial services institution. Certain of the actual or threatened Actions can include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the entities that would otherwise be the primary defendants in such cases can be bankrupt or in financial distress.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business and involving, among other matters, sales and trading activities, financial products or offerings sponsored, underwritten or sold by the Company, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate for each pending matter. Where available information indicates there will be a probability of liability incurring at the date of the Financial Statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. The Company's future legal expenses may fluctuate from period to period, given the current

Legal and Regulatory Matters –(cont.)

environment regarding government investigations and private **litigation affecting global financial services firms,** including the Company.

In many Actions, however, it is inherently difficult to determine whether any loss is probable or even possible, or to estimate the amount of any potential loss. The Company cannot predict with certainty if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings and investigations where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, disgorgement, or penalties.

In any Actions, numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages or other relief, and by addressing novel or unsettled legal questions relevant to the proceedings or investigations in question, before a loss or additional loss or range of loss can be reasonably estimated for a proceeding or investigation.

Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies has increased materially in the financial services industry. As a result, the Company expects that it may become the subject of increased claims for potential damages and other relief. There can be no assurance that additional material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

Although management believes its compliance standards for the Company are adequate, the Company cannot guaranty, nor does it imply any particular outcome in the future from actual or threatened litigation or from interactions with regulators, customers or other parties.

In consideration of management's time and legal expense in connection with the regulatory matters described below, in the future, the Company may seek to focus on non-regulated and exempt from broker dealer registration businesses going forward, which may include pension consulting, data sales and licensing of its transfer platform, and withdraw from FINRA as a broker dealer member.

NYAG Matter

ACP Investment Group, LLC ("ACP"), an investment advisor subsidiary of NYPPEX Holdings, LLC and certain affiliates, were named as defendants or relief defendants (together, "Defendants") in a complaint filed by the Attorney General of the State of New York in December 2019 (the "NYAG") alleging violations of New York's Martin Act, Executive Law Section 63(12), and other common law claims between 2008 and 2018. The NYAG sought disgorgement of profits, payment of damages, and other relief. The Company was named as a relief defendant. On February 4, 2021, the Supreme Court of the State of New York released a decision finding Defendants jointly and severally liable for damages of approximately $7,800,000 (the "NYAG Decision"). The Company, along with all other defendants and relief defendants, have appealed the decision. It is Defendants' position that the court erred both on the facts and the law. Defendants continue to vehemently deny the allegations in the NYAG complaint as well as the findings in the NYAG Decision. The Company specifically notes that as a relief defendant, there were no allegations directly against it specifically. Further, the court did not find any wrongdoing or culpable conduct by NYPPEX, LLC in its decision. The NYAG Decision also did not find any willful or intentional conduct by any Defendants. The Company continues to believe it has no contingent liability relating to the NYAG Decision and has

Legal and Regulatory Matters – (cont.)

received a legal opinion in support of its position. The Company's management believes the ultimate resolution of this matter will not result in any disgorgement of Company funds (together as the "NYAG Matter").

FINRA Matter

We believe as a result of the NYAG Matter, FINRA filed a complaint on May 27, 2021, against NYPPEX, LLC and certain employees (together as "Defendants") alleging violations of FINRA Rule 2010 among other violations. A FINRA Hearing occurred in March 2022 and a decision is pending. The Defendants vehemently deny the allegations in the FINRA complaint. In the event of an adverse decision against the Company, Defendants intend to appeal to the SEC or a court of law (together as the "FINRA Matter").

Pastore Matter

NYPPEX, LLC and a key employee were named as Defendants in a complaint filed by Pastore & Daily ("Pastore"), a law firm seeking payment of fees of approximately $107,000. Defendants vehemently deny the allegations made by Pastore and believe they have strong defenses and counter claims to offset the allegations. As a result, the Company believes there is no contingent liability to record on its books and records and has received a legal opinion in support of its position.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $18,233, which exceeded the minimum requirement of $5,000 by $12,233. The Company's ratio of aggregate indebtedness to net capital was 102.19%.

10. Subsequent Events

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.